# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Health Catalyst, Inc., CIK 0001636422
CUSIP: 42225T107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10897 South River Front Parkway, #300, South Jordan, Utah (UT), 84095
Date of event which requires filing of this statement: 01/15/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001607278
Persons authorized to receive notices and communications: David Atterbury, 2001 Shawnee Mission Pkwy, Mission Woods, Kansas (KS), 66205, (913) 951-2700; Whetstone Capital Advisors LLC, 2001 Shawnee Mission Pkwy, Mission Woods, Kansas (KS), 66205, (913) 951-2700

## Reporting persons
- Whetstone Capital Advisors, LLC (CIK 0001607278): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Kansas (KS); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,265,377; sole dispositive power 0; shared dispositive power 5,265,377; aggregate amount beneficially owned 5,265,377 (7.4% of the class)
- David Atterbury: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,265,377; sole dispositive power 0; shared dispositive power 5,265,377; aggregate amount beneficially owned 5,265,377 (7.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Health Catalyst, Inc.
Address of issuer's principal executive offices: 10897 South River Front Parkway, South Jordan, Utah (UT), 84095

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Whetstone Capital Advisors, LLC ("WCA") and Mr. David Atterbury (together, the "Reporting Persons").
Residence or business address:
The principal business addresses of the Reporting Persons are as follows:

2001 Shawnee Mission Pkwy,
Mission Woods, KS 66205
Present principal occupation or employment: WCA is a Kansas limited liability company and Mr. David Atterbury is the manager of WCA. WCA serves as the investment advisor to certain private investment funds (the "Funds"), which hold Common Stock of the Issuer, and may direct the vote and disposition of the Common Stock held by the Funds. As the manager of WCA, Mr. Atterbury may direct the vote and disposition of the Common Stock held by the Funds
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
Citizenship: See Item 2(c) above for the place of organization of WCA. Mr. Atterbury is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Common Stock reported herein as being beneficially owned by the Reporting Persons was purchased using working capital of the Funds. An aggregate of approximately $15,701,426 (excluding brokerage commissions) was used to purchase the Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons originally acquired the Common Stock reported herein for investment purposes because they believed such shares represented an attractive investment opportunity. The Reporting Persons have had and anticipate having further communications with officers and directors of the Issuer in connection with the Reporting Persons investment in the Issuer.

Specifically, on January 15, 2026, the Reporting Persons notified the Company that they intend to submit a proposal to improve corporate governance at the Company for a vote at the next annual or special meeting of shareholders. The proposal comprises various amendments to the Company Certificate of Incorporation and Bylaws. These amendments provide for, among other things, immediate declassification of the Board of Directors (the "Board"), a majority vote to amend the Certificate of Incorporation and Bylaws, the ability of shareholders to call special meetings of shareholders and to approve actions by written consent, a separation of the office of Chief Executive Officer and Chair of the Board of Directors, and term limits for directors and members of the Nominating and Corporate Governance Committee. The Reporting Persons request the Company include the proposal in the proxy statement for the next annual or special meeting of shareholders pursuant to SEC Rule 14a-8. A representative of the Reporting Persons intends to appear in person at that meeting to present the proposal. The proposed Board Resolutions are attached hereto as Exhibit 99.1 and the cover letter to the Board dated January 15, 2026 is attached hereto as Exhibit 99.2.

The Reporting Persons may also have conversations with other stockholders or other third parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the Board, other stockholders of the Issuer and other third parties, such as those set out above. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and matters referenced above, actions taken by the Issuer's management or Board, price levels of the Common Stock, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the Common Stock beneficially owned by each of the Reporting Persons, which includes 1,515,000 of shares of Common Stock receivable upon exercise of long options held by the Reporting Persons. The percentages reported in this Schedule 13D were calculated based upon the 70,730,884 shares of Common Stock issued and outstanding as of November 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which includes 1,515,000 of shares of Common Stock receivable upon exercise of long options held by Reporting Persons..
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Persons in the Common Stock of the Issuer during the past sixty (60) days are set forth in Schedule A. All such transactions were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: Other than the Funds and the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons own 15,150 of long options exercisable for 1,515,000 shares of Common Stock until December 18, 2026 and has sold short 30,300 for Common Stock exercisable until December 18, 2026. Other than as disclosed in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Person or between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Bylaw Resolution, dated as of January 17, 2026, proposed by Whetstone Capital Advisors, LLC and Mr. David Atterbury.
Exhibit 99.2 - Letter to the Board of Directors of Health Catalyst, Inc., dated as of January 15, 2026, from Whetstone Capital Advisors, LLC and Mr. David Atterbury.

## Signatures
- Whetstone Capital Advisors, LLC: /s/ David Atterbury, Manager (01/20/2026)
- David Atterbury: /s/ David Atterbury, David Atterbury (01/20/2026)